SUPPLEMENT Dated April 27, 2010
To The Current Prospectus

ING GoldenSelect DVA Series 100
ING GoldenSelect Galaxy Premium Plus

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

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1. Effective April 30, 2010 the following fund name changes apply to the investment portfolios that are currently open to new investments, and also reflect a Subadviser change as noted:

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Evergreen Health Sciences Portfolio	ING Wells Fargo Health Care Portfolio (Class S)
ING Van Kampen Global Franchise Portfolio Former Subadviser: Van Kampen	ING Morgan Stanley Global Franchise Portfolio (Class S) Current Subadviser: Morgan Stanley Investment Management Inc.

2. Effective April 30, 2010 the following fund name changes apply to the investment portfolios that are currently closed to new investments, and also reflect a Subadviser change as noted:

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Lord Abbett Affiliated Portfolio	ING Lord Abbett Growth and Income Portfolio (Class S)
AIM V. I. Leisure Fund Former Subadviser: AIM Advisors, Inc.	Invesco V. I. Leisure Fund (Class I) Current Subadviser: Invesco Advisers, Inc.

3. Effective after the close of business on or about August 20, 2010, the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Opportunistic LargeCap Portfolio	ING Growth and Income Portfolio

Information Regarding the Portfolio Reorganization:

The reorganization will be administered pursuant to an agreement, which has been approved by the board of trustees of the Disappearing Portfolio. The reorganization agreement is also subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about August 20, 2010, resulting in a shareholder of the Disappearing Portfolio becoming a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolio as being available under the contract are deleted.

4. Overnight Delivery. If you would like a withdrawal sent to you by overnight delivery service, you may choose to have the $20 charge for overnight delivery deducted from the amount of the withdrawal.